YUKON GOLD CORPORATION, INC.
                            55 York Street; Suite 401
                             Toronto Ontario M5J 1R7


November 29, 2006

VIA EDGAR
---------
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

                   Re: Request by Yukon Gold Corporation, Inc. for Withdrawal of Form SB-2 Registration Statement

Ladies and Gentlemen

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Yukon Gold Corporation, Inc. ("Yukon Gold") hereby request withdrawal of its Amendment No. 1 to its Registration Statement on Form SB-2 together with all exhibits thereto (collectively, the "Amendment") that was originally filed with the Securities and Exchange Commission (the "Commission") on November 7, 2006.

         Yukon Gold requests this withdrawal because the Amendment was erroneously filed under a file number for a prior registration statement of Yukon Gold (33-113546). Yukon Gold intends to re-file its Amendment No. 1 to its Registration Statement on Form SB-2 under the correct file number promptly. The correct file number is 333-137039. No securities were offered pursuant to this Registration Statement.

         We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing the Commission notifies Yukon Gold that the application for withdrawal will not be granted.

         Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

         Jon Gardner
         Kavinoky Cook LLP
         716-845-6000 (Ext. 203)

                                   Very truly yours,


                                   /s/ Paul Gorman
                                       Chief Executive Officer and Director